SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 12)*

ORIENT-EXPRESS HOTELS LTD.

(Name of Issuer)

Class A Common Shares, $0.01 Par Value

(Title of Class of Securities)

G67743107

(CUSIP Number)

Peter A. Nussbaum, Esq.
CR Intrinsic Investors, LLC
72 Cummings Point Road
Stamford, CT 06902
(203) 890-2000

(with a copy to)

Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
Attn:  Adam M. Turteltaub

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 1, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G67743107		Page 2 of 8 Pages
1		NAME OF REPORTING PERSON CR Intrinsic Investors, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,835,000 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,835,000 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,835,000 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D
CUSIP No. G67743107		Page 3 of 8 Pages
1		NAME OF REPORTING PERSON CR Intrinsic Investments, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Anguilla, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,835,000 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,835,000 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,835,000 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D
CUSIP No. G67743107		Page 4 of 8 Pages
1		NAME OF REPORTING PERSON Steven A. Cohen
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,835,000 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,835,000 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,835,000 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 12”) amends the Schedule 13D filed on May 16, 2008 (the “Original Schedule 13D”) and amended on June 3, 2008 (“Amendment No. 1”), August 4, 2008 (“Amendment No. 2”), August 26, 2008 (“Amendment No. 3”), September 25, 2008 (“Amendment No. 4”), October 6, 2008 (“Amendment No. 5”), October 7, 2008 (“Amendment No. 6”), October 15, 2008 (“Amendment No. 7”), November 24, 2008 (“Amendment No. 8”), January 14, 2009 (“Amendment No. 9”), May 7, 2009 (“Amendment No. 10”) and January 20, 2010 (“Amendment No. 11”) (the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11 and Amendment No. 12 are collectively referred to herein as the “Schedule 13D”).  This Amendment No. 12 relates to Class A common shares, $0.01 par value per share (the “Common Stock”), of Orient-Express Hotels Ltd., a Bermuda company (the “Issuer”).  As the Reporting Persons are no longer part of a group that may be deemed to beneficially own, in the aggregate, greater than 5% of the shares of Common Stock outstanding, this Amendment No. 12 constitutes an “exit filing” and the Reporting Persons do not intend to file any further updates or amendments to the Schedule 13D.

Item 4.                      Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following:

On June 1, 2010, the Bermuda court ruled in favor of the respondents on the petition filed on January 12, 2009 by Valence, Oculus and CR Intrinsic Investments and, accordingly, granted the respondents’ motion to strike out the petition.  To the extent fees and costs are awarded to the respondents by the court, Valence, Oculus and CR Intrinsic Investments intend to apportion such fees and costs among themselves.  Also on June 1, 2010, Valence, Oculus and CR Intrinsic Investments terminated the Agreement entered into on June 2, 2008, including immediately terminating any provisions with respect to shares of Common Stock.  As a result of the termination of the Agreement, the Reporting Persons do not consider the D. E. Shaw group and the Reporting Persons to constitute a “group” within the meaning of Rule 13d-5(b) under the Act.  Although the Reporting Persons reserve all rights to take such actions with respect to their investment in the Issuer as previously set forth in Item 4 of the Schedule 13D, they currently intend to reduce their exposure to the Common Stock of the Issuer.

Item 5.                      Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

(a) As of the close of business on June 1, 2010, the Reporting Persons beneficially owned an aggregate of 2,835,000 shares of Common Stock, representing approximately 3.1% of the shares of Common Stock outstanding. The percentages used herein are based upon 90,797,225 shares of Common Stock reported to be outstanding as of May 3, 2010 by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2010.

CR Intrinsic Investors and Mr. Cohen own directly no shares of Common Stock. Pursuant to an investment management agreement, CR Intrinsic Investors holds all investment and voting power with respect to securities held by CR Intrinsic Investments. Mr. Cohen, through one or more intermediary holding companies, controls CR Intrinsic Investors.  By reason of the provisions of Rule 13d-3 of the Act, as amended, each of CR Intrinsic Investors and Mr. Cohen may be deemed to own beneficially 2,835,000 shares of Common Stock (constituting approximately 3.1% of the shares of Common Stock outstanding).

As a result of the termination of the Agreement described in Item 4, the Reporting Persons do not consider the D. E. Shaw group and the Reporting Persons to constitute a “group” within the meaning of Rule 13d-5(b) under the Act.  Accordingly, the Common Stock reported herein as being beneficially owned by the Reporting Persons does not include any securities held by the D. E. Shaw group, its affiliates, or any other person or entity other than the various accounts under the Reporting Persons’ management and control.  The D. E. Shaw group has reported its beneficial ownership on a separate Schedule 13D.

(b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock.

(i) CR Intrinsic Investors has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 2,835,000 shares of Common Stock, constituting approximately 3.1% of such class of securities;

(ii) CR Intrinsic Investments has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 2,835,000 shares of Common Stock, constituting approximately 3.1% of such class of securities; and

(iii) Steven A. Cohen has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 2,835,000 shares of Common Stock, constituting approximately 3.1% of such class of securities.

(c) Not applicable.

(d) No person other than CR Intrinsic Investors, CR Intrinsic Investments and Steven A. Cohen is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly beneficially owned by CR Intrinsic Investments.

(e) June 1, 2010.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to include the following:

As described in Item 4, Valence, Oculus and CR Intrinsic Investments terminated the Agreement on June 1, 2010.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2010

CR INTRINSIC INVESTORS, LLC

By:	/s/ Peter Nussbaum
Name: Peter Nussbaum
Title: Authorized Person

CR INTRINSIC INVESTMENTS, LLC

By:	/s/ Peter Nussbaum
Name: Peter Nussbaum
Title: Authorized Person

STEVEN A. COHEN

By:	/s/ Peter Nussbaum
Name: Peter Nussbaum
Title: Authorized Person